Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-207762 and 333-207762-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated June 1, 2016 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$350,000,000 3.95% Senior Notes due 2027

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	3.95% Senior Notes due 2027

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Expected Ratings:*	Moody’s: Baa2 / S&P: BBB-

Size:	$350,000,000

Maturity:	January 15, 2027

Price to Public:	99.601%

Interest Rate:	3.95% per annum

Yield to Maturity:	3.996%

Spread to Benchmark Treasury:	T+215 basis points

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price and Yield:	98-00 / 1.846%

Interest Payment Dates:	Each January 15 and July 15 beginning on January 15, 2017

Optional Redemption:

The redemption price for notes that are redeemed before October 15, 2026 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, and (iii) a make-whole amount, if any (T+35 bps).

The redemption price for notes that are redeemed on or after October 15, 2026 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Joint Book-Running Managers:

RBC Capital Markets, LLC

Barclays Capital Inc.

BBVA Securities Inc.

Mizuho Securities USA Inc.

Capital One Securities, Inc

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Senior Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BNP Paribas Securities Corp.

Evercore Group L.L.C.

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Fifth Third Securities, Inc. JMP Securities LLC The Huntington Investment Company

CUSIP / ISIN:	015271AJ8 / US015271AJ82

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	June 1, 2016

Settlement Date:	June 10, 2016 (T+7)**

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**                                  The Issuer expects that delivery of the notes will be made to investors on or about June 10, 2016, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as “T+7”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, telephone: 1-866-375-6829, e-mail: rbcnyfixedincomeprospectus@rbccm.com; Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019, telephone: 1-888-603-5847; BBVA Securities Inc., 1345 Avenue of the Americas, 44th Floor, New York, NY 10105, telephone: 1-800-422-8692; or Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, NY 10022, Attention: Debt Capital Markets, telephone: 1-866-271-7403.